Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

OPTIMER PHARMACEUTICALS, INC.

OPTIMER PHARMACEUTICALS, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST:       The name of the Corporation is Optimer Pharmaceuticals, Inc.

SECOND: The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 18, 1998 under the original name Optimer Pharmaceuticals, Inc.  The Certificate of Incorporation was subsequently amended and restated on May 1, 2000, March 1, 2001, July 3, 2001, October 22, 2001, April 27, 2005, November 29, 2005, and February 1, 2007.

THIRD:      The Board of Directors of the Corporation has duly adopted resolutions providing that the second paragraph of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation shall be amended and restated to read in its entirety as follows:

“150,000,000 shares of Common Stock, par value $0.001 per share.  Each share of Common Stock shall entitle the holder thereof to one (1) vote on each matter submitted to a vote at a meeting of stockholders.”

FOURTH:      Thereafter, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation was duly adopted at the annual meeting of the stockholders, which was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, by the holders of at least a majority of the Corporation’s outstanding stock in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Optimer Pharmaceuticals, Inc. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 10th day of May, 2012.

OPTIMER PHARMACEUTICALS, INC.

By:	/s/Pedro Lichtinger
PEDRO LICHTINGER
President and Chief Executive Officer